EXHIBIT 99.1

NXT Energy Solutions Provides Operational Update

CALGARY, AB, October 14, 2026 – NXT Energy Solutions Inc. (“NXT” or the “Company”) (TSX: SFD; OTCQB: NSFDF) is pleased to provide the following operational update.

Q3-26 Financial Results

The Company will release its Q3-26 financial results on or before November 16, 2026. Gerry Sheehan, CEO of NXT, commented, “The positive financial impact of our SFD® surveys in Africa and South Asia is expected to be significant for the third and fourth quarters of 2026.”

Completion of Flight Operations for African Survey

On August 26, 2026, NXT completed SFD® flight operations for an oil and gas exploration company in Africa within 14 days. NXT’s data interpretation and drilling recommendations are expected to be delivered to the client before the end of 2026.

Mobilization of Flight Operations for Another SFD® Survey in South Asia

NXT’s team has mobilized to South Asia to begin flight operations for another SFD® survey. NXT’s data interpretation and drilling recommendations are expected to be delivered to the client by the first quarter of 2027.

Vertical Growth Initiative: Advancing the Application of SFD® Technology in Canada

The Company continues to advance the application of the Company’s proprietary SFD® technology and data library containing 50,000 line-kilometers of airborne geophysical data in the Western Canadian sedimentary basin. Baycrest Energy Ltd. continues to support NXT in evaluating strategic pathways related to this vertical growth initiative.

Aircraft Ownership

NXT has exercised the early purchase option in its Cessna Citation 560 Ultra aircraft’s capital lease. Together with the acquisition of the remaining rights to the SFD® technology on December 23, 2025, NXT now has 100% unencumbered ownership of the operating assets required to deliver SFD® services to clients.

Nominal Debt Levels

As of September 30, 2026, NXT’s long-term debt is approximately $519,000 at a 4% interest rate, due May 2031. No convertible debentures or capital leases remain outstanding as of September 30, 2026.

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Upcoming Company Presentations

NXT will be attending and presenting at the following two conferences:

LD Micro Main Event XX Los Angeles:

Date: Tuesday, October 20, 2026

Time: 9:00 AM (PDT)

Registration/Webcast link: Webcast Link

Planet MicroCap Toronto:

Date: Wednesday, October 28, 2026

Time: 8:00 AM (EDT)

Registration/Webcast: Webcast Link

About NXT Energy Solutions Inc.

NXT Energy Solutions Inc. is a Calgary-based technology company whose proprietary airborne SFD® survey system, applied in numerous basins around the world, uses the principles of quantum mechanics to infer stress anomalies of exploration interest. The method can be used both onshore and offshore to remotely identify areas conducive to fluid entrapment in order to recommend areas with commercial hydrocarbon and/or geothermal potential. The SFD® survey system enables our clients to focus their exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential. SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain and is the registered trademark of NXT Energy Solutions Inc. NXT Energy Solutions Inc. provides its clients with an effective and reliable method to reduce time, costs, and risks related to exploration.

Contact Information

For investor and media inquiries please contact:

Michael Baker
Director, Business Development & Capital Markets
302, 3320 – 17th AVE SW
Calgary, AB, T3E 0B4
+1 403 264 7020
nxt_info@nxtenergy.com
www.nxtenergy.com

Forward-Looking Statements

Certain information provided in this press release may constitute forward-looking information within the meaning of applicable securities laws. Forward-looking information typically contains statements with words such as “anticipate”, “believe”, “estimate”, “will”, “expect”, “plan”, “schedule”, “intend”, “propose” or similar words suggesting future outcomes or an outlook. Forward-looking information in this press release includes, but is not limited to, information regarding: the timing of the delivery of African and South Asia SFD® survey results, the positive financial impact of SFD® surveys in Africa and South Asia, $519,000 of long-term debt being considered nominal, and the timing of the release of the Company’s financial results for Q3-26. Although the Company believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because the Company can give no assurance that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. Additional risk factors facing the Company are described in its most recent Annual Information Form for the year ended December 31, 2025 and MD&A for the three and six months ended June 30, 2026, which have been filed electronically by means of the System for Electronic Document Analysis and Retrieval (“SEDAR+”) located at www.sedarplus.ca. The forward-looking statements contained in this press release are made as of the date hereof, and except as may be required by applicable securities laws, the Company assumes no obligation to update publicly or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

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